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ANNUᴬᴸ°AUDITED REPORT
MAR FᴼᴿᴹᴬX-17A-5
PARᴛ III
Washingtᵒⁿ ᴰᶜ
4RᴬCING PAGE

SEC FILE NUMBER
8-67834

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 _____ AND ENDING 12/31/18 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sendero Securities, LLC

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

250 W. Nottingham Suite 300

(No. and Street)

San Antonio	Texas	78209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie J Lewis   (210-930-9420)

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC

(Name – if individual, state last, first, middle name)

5179 CR 1026	Celeste	Texas	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Thomas A Carter _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sendero Securities, LLC _____ , as of December 31 _____ , 20 18 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____
Signature

Chief Financial Officer
_____

_____
Notary Public

BRENDA D ALLEN
My Commission Expires
September 6, 2019

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Sendero Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sendero Securities, LLC as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sendero Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sendero Securities, LLC's management. Our responsibility is to express an opinion on Sendero Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Sendero Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Sendero Securities, LLC's financial statements. The supplemental information is the responsibility of Sendero Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

We have served as Sendero Securities, LLC's auditor since 2008.

Celeste, Texas
February 15, 2019

1

SENDERO SECURITIES, LLC
Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$	59,999
Receivables		216,009
Prepaid Expenses		6,407
Clearing Deposit		61,793
Total Assets		344,208

Liabilities and Member's Equity

Liabilities

Accrued Expenses	15,695
Offices and Administrative Services Fees Payable-Related Party	17,567
Total Liabilities	33,262
Member's Equity	310,946
Total Liabilities and Member's Equity	$ 344,208

SENDERO SECURITIES, LLC
Statement of Income
Year ended December 31, 2018

Revenue

Investment Referral Fees	$	836,703
Interest		1,131
Total Revenue		837,834

Expenses

Office and Administrative Service Fees - Related Party	251,473
Regulatory Fees	8,406
Professional Fees	27,899
Other Expenses	6,653
Total Operating Expenses	294,431

Net Income	$	543,403

SENDERO SECURITIES, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2018

Member's Equity, December 31, 2017	$	412,543
Net Income		543,403
Distributions to Member		(645,000)
Member's Equity, December 31, 2018	$	310,946

SENDERO SECURITIES, LLC

Statement of Cash Flows

Year Ended December 31, 2018

Cash Flows from Operating Activities:

Net Income	$	543,403
Adjustments to Reconcile Net Income to		
Net Cash provided by Operating Activities		
Change in Assets and Liabilities		
Decrease in Receivables		18,546
Decrease in Prepaid Expenses		348
Increase in Clearing Deposit		(1,132)
Increase in Accrued Expenses		6,730
Decrease in Office and Administrative Services Fees Payable-Related Party		(10,166)
Net Cash Provided by Operating Activities		557,729

Cash Flows from Financing Activities

Distributions to Member		(645,000)
Net Decrease in Cash		(87,271)
Cash at Beginning of Year		147,270
Cash at End of Year	$	59,999

Supplemental Disclosure of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business: Sendero Securities, LLC (the "Company") is a limited liability company organized under the laws of the State of Texas in May 2007. The Company is a wholly owned subsidiary of Sendero Partners, LLC ("Parent"), a Texas Limited Liability Company. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule.

The Company's primary business is earning placement fees referring clients who are primarily located in Texas to various alternative asset management firms based in the United States, which place such client investments in private equity funds.

Additionally, the Company may operate as an introducing broker on a fully disclosed basis clearing transactions through its clearing broker/dealer, but during 2018 did not have any customer accounts nor any customer transactions with its clearing broker/dealer.

Summary of Significant Account Policies:

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments: Substantially all the Company's financial asset and liability amounts are short-term in nature and accordingly are recorded at fair value or amounts that approximate fair value.

Revenue Recognition: Revenue from contracts with customers includes placement fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Placement fees consist of management fees and performance fees. Services are provided by alternative asset management firms ("Management Firms") on a daily basis. The Company believes the performance obligation is satisfied over time because the Company is receiving and consuming the benefits as they are provided by the Management Firms. Fee arrangements are based on a predetermined fixed percentage applied to fees collected by the Management Firms. Management fees are recognized monthly as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. Management fees are received quarterly in arrears. As additional consideration, the Company receives fees that vary based on specified performance measures known as performance fees, for example, when a fund exceeds a specified benchmark or contractual hurdle over a contractual performance period. These performance fees are earned once account returns have exceeded these specified performance measures and are calculated as a percentage of account returns. These performance fees are considered variable consideration as the uncertainty is dependent on the value of the assets at future points in time (at the end of each calendar year) as well as meeting a specified compound hurdle rate, both of which are highly susceptible to factors outside the Company's influence. Performance fees are recognized at the end of each calendar year once it is probably that a significant reversal will not occur.

Income Taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The taxable income or loss of the Company is included in the partnership income tax return of the Parent, and the Parent's net income or loss is allocated among the members in accordance with their ownership in the Parent; therefore, federal income taxes are not payable, or provided for, by the Company

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2018, open Federal tax years subject to examination include the tax years ended December 31, 2015 through December 31, 2017.

The Company is subject to state taxes.

NOTE B – CLEARING BROKER

The Company has a clearing agreement with Pershing, LLC ('Pershing") to perform clearing services should the Company open customer accounts at Pershing. The agreement with Pershing requires the Company to maintain a minimum of $60,000 in an account with Pershing.

NOTE C – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $88,530 which was $38,530 in excess of its minimum required net capital of $50,000. The Company's net capital ratio was 0.38 to 1.

NOTE D – CONCENTRATION OF CREDIT RISK AND REVENUE

The Company has investment referral fees due from one Texas-based asset management firm totaling $187,574, or approximately 87% of its total receivables, and approximately 54% of its total assets, at December 31, 2018. For the year ending December 31, 2018, the Company earned investment referral fees from this same asset management firm totaling $675,893, or approximately 81% of total revenue.

NOTE E – RELATED PARTY TRANSACTIONS/ECONOMIC DEPENDENCY/CONCENTRATION OF REVENUE AND SERVICES

The Company is under the control of and economically dependent on its Parent and another related entity, Sendero Wealth Management, LLC ("SWM") an Investment Advisor. The existence of that control and dependency creates operating results and financial position significantly different than if the companies were autonomous. Transactions between the Company, its Parent, and SWM were not consummated on terms equivalent to arms-length transactions.

Four members of the Parent, three of whom are also registered securities representatives of the Company, two of which are officers of the Company, generated substantially all of the Company's revenue for the year ended December 31, 2018. These two members who are also registered securities representatives and officers of the Company were compensated by SWM in part under the Office and Administrative Services Agreement; and these members also received distributions from the Parent. No compensation is recorded in the accompanying statement of income. The Company is economically dependent upon these members of the Parent due to the concentration of services provided by them.

For the year ended December 31, 2018, investment referral fees earned from client investments which are controlled by a member of the Parent represented approximately 29% of total revenue. The Company is economically dependent upon this member of the Parent due to the concentration of revenue from these client investments.

NOTE E - RELATED PARTY TRANSACTIONS/ECONOMIC
DEPENDENCY/CONCENTRATION OF REVENUE AND SERVICES
(Continued)

The Company and SWM have entered into an Office and Administrative Services Agreement as amended and restated most recently on January 1, 2019 for a one-year term. This agreement is automatically renewable, unless cancelled by either party. SWM provides the Company with certain office facilities and services under this Agreement. SWM may also pay certain expenses on behalf of the Company. SWM allocates a pro-rata portion of such expenses incurred by SWM on behalf of the Company. In making such allocation, SWM equates the proportional cost of each facility or service with the proportional use or benefit derived by the Company. The expense allocation may change with the respective use and benefit of facilities and services. Expenses allocated to and incurred on behalf of the Company under this Agreement during 2018 totaled $251,473, of which $17,567 is payable at December 31, 2018.

NOTE F - CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE G - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 15, 2019, the date which the financial statements were available to be issued.

SENDERO SECURITIES, LLC
Supplemental Information Pursuant to Rule 17 a-5
December 31, 2018

Total member's equity qualified for net capital	$	310,946
Deductions and/or charges		
Non-allowable assets:		
Receivables		216,009
Prepaid Expenses		6,407
Total deductions and/or charges		222,416
Net Capital	$	88,530
Aggregate indebtedness		
Accrued Expenses	$	15,695
Office and Administrative Services Fees Payable-Related Party		17,567
Total aggregate indebtedness	$	33,262
Computation of basic net capital requirement		
Minimum net capital required (greater of $50,000 or		
6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	38,530
Ratio of aggregate indebtedness to net capital		0.38 to 1

Reconciliation of Computation of Net Capital

The computation of net capital does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2018 as filed by Sendero Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Exemption from Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of Independent Registered Public Accounting Firm

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Sendero Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sendero Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sendero Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (exemption provisions) and (2) Sendero Securities, LLC stated that Sendero Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sendero Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sendero Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 15, 2019

12

Sendero Securities, LLC
Exemption Report
December 31, 2018

Sendero Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Sendero Securities, LLC

I, Thomas A. Carter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Thomas A. Carter_

Title: Chief Financial Officer

January 23, 2019